UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2016

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5 th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2016

Table of Contents

Page

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

FORWARD LOOKING STATEMENTS	19

INDEX TO FINANCIAL STATEMENTS	F-1

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three Months Ended March 31, 2016 and 2015	F-2

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three Months Ended March 31, 2016 and 2015	F-3

Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of March 31, 2016 and December 31, 2015	F-4

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Three Months Ended March 31, 2016 and the Year Ended December 31, 2015	F-6

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Three Months Ended March 31, 2016 and 2015	F-7

Notes to Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements	F-9

SIGNATURE

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2016 and 2015. References in this report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this report to “Höegh Lampung” refer to Höegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh FSRU III” refer to Hoegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of Höegh FSRU III and the owner of the Höegh Gallant. References in this report to “PT Höegh” refer to PT Höegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the GDF Suez Neptune and the GDF Suez Cape Ann, respectively. References in this Report to “GDF Suez” refer to GDF Suez LNG Supply S.A., a subsidiary of ENGIE. References in this Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”).

References in this report to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this Report to “EgyptCo” refer to Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG.

You should read this section in conjunction with the unaudited condensed interim consolidated and combined carve-out financial statements as of and for the periods ended March 31, 2016 and 2015 and the related notes thereto included elsewhere in this report, as well as our historical consolidated and combined carve-out financial statements and related notes included in our report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 28, 2016. This discussion includes forward looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward looking statements. See also the discussion in the section entitled “Forward Looking Statements” below.

The discussion and analysis below have been adjusted to reflect the restatement of our financial results for the three months ended March 31, 2015 which is described in detail in our Form 20-F/A for the year ended December 31, 2014 (the “Form 20-F/A”).1 A reconciliation of our previously reported unaudited interim consolidated and combined carve-out financial statements for the three months ended March 31, 2015 to our restated unaudited interim consolidated and combined carve-out financial statements for the three months ended March 31, 2015 is included in note 2.d of the notes to our unaudited interim consolidated and combined carve-out financial statements.

Highlights

•	Reported total time charter revenues of $21.7 million for the first quarter of 2016 compared to $11.5 million of time charter revenues for the first quarter of 2015

•	Generated operating income of $6.2 million and net loss of $1.0 million for the first quarter of 2016 compared to an operating income of $5.0 million and net income of $2.6 million for the first quarter of 2015; operating income and net loss were impacted by unrealized losses on derivative instruments on the Partnership’s share of equity in losses of joint ventures in the first quarter of 2016 and 2015

•	On May 13, 2016 paid a $0.4125 per unit distribution with respect to the first quarter of 2016, equivalent to $1.65 per unit on an annual basis

1 On November 30, 2015, we filed with the SEC a Form 20-F/A containing restated financial statements for the years ended December 31, 2014 and 2013 and a Form 6-K for the quarter ended June 30, 2015 reporting restated historical results for the three months and six months ended June 30, 2014 and 2015. We did not amend our report on Form 6-K for the three months ended March 31, 2015 furnished to the SEC on May 28, 2015. As a result, you should not rely on that filing but instead should rely on the financial statements contained in this report. The restatement adjusted the Partnership’s financial statements for (i) certain Indonesian VAT and WHT that were not recorded correctly; (ii) recognition of related revenue for reimbursable tax amounts; and (iii) related adjustments to the Partnership’s direct financing lease for the PGN FSRU Lampung and amortization of deferred debt issuance costs.

3

Our results of operations

	Three months ended
	March 31,
(in thousands of U.S. dollars, except per unit amounts)	2016	2015
		(Restated)
Statement of Income Data:
Time charter revenues	$21,670	$11,512
Total revenues	21,670	11,512
Vessel operating expenses	(3,783)	(2,260)
Administrative expenses	(2,305)	(2,099)
Depreciation and amortization	(2,630)	(8)
Total operating expenses	(8,718)	(4,367)
Equity in earnings (losses) of joint ventures	(6,708)	(2,122)
Operating income (loss)	6,244	5,023
Interest income	273	2,427
Interest expense	(6,406)	(3,800)
Gain (loss) on derivative instruments	335	121
Other items, net	(1,037)	(1,100)
Income (loss) before tax	(591)	2,671
Income tax expense	(449)	(93)
Net income (loss)	$(1,040)	$2,578

Earnings per unit
Common unit public (basic and diluted)	$(0.04)	$0.10
Common unit Höegh LNG (basic and diluted)	$(0.04)	$0.10
Subordinated units (basic and diluted)	$(0.04)	$0.10
Cash Flow Data:
Net cash provided by (used in) operating activities	$11,943	$13,921
Net cash provided by (used in) investing activities	$2,206	$1,842
Net cash provided by (used in) financing activities	$(20,726)	$(10,478)
Other Financial Data:
Segment EBITDA(1)	$24,128	$15,187
Adjusted EBITDA(1)	$25,176	$15,890

(1)	Segment EBITDA and Adjusted EBITDA are non-GAAP financial measures. Please read “Non-GAAP Financial Measures” for definitions of Segment EBITDA and Adjusted EBITDA and reconciliations of each such measure to net income, the comparable U.S. GAAP financial measure.

4

Three Months Ended March 31, 2016 Compared with the Three Months Ended March 31, 2015

Time Charter Revenues. The following table sets forth details of our time charter revenues for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
		(Restated)
Time charter revenues	$21,670	$11,512	$10,158

Time charter revenues for the three months ended March 31, 2016 were $21.7 million, an increase of $10.2 million from the three months ended March 31, 2015. The increase mainly relates to the revenue for the Höegh Gallant for the three months ended March 31, 2016 which was acquired on October 1, 2015. Compared with the fourth quarter of 2015, time charter revenues for the Höegh Gallant declined by approximately $1.5 million reflecting 15 days of off-hire due to scheduled maintenance. Due to a vacuum issue identified in maintenance inspections, additional maintenance for the Höegh Gallant will occur in the second quarter of 2016 and several additional days of reduced hire or off-hire are expected. The Partnership is evaluating whether this will result in claims with the shipyard or under indemnifications from Höegh LNG.

Time charter revenues for the PGN FSRU Lampung consist of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, reimbursement for vessel operating expenses and withholding taxes borne by the charterer. Time charter revenues for the Höegh Gallant consisted of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Vessel operating expenses	$(3,783)	$(2,260)	$(1,523)

Vessel operating expenses for the three months ended March 31, 2016 were $3.8 million, an increase of $1.5 million from the three months ended March 31, 2015. The increase reflects approximately $2.1 million higher vessel operating expenses due to the inclusion of the Höegh Gallant which was partially offset by the reduction of $0.6 million in vessel operating expenses for the PGN FSRU Lampung.

Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Administrative expenses	$(2,305)	$(2,099)	$(206)

Administrative expenses for the three months ended March 31, 2016 were $2.3 million, an increase of $0.2 million from $2.1 million for the three months ended March 31, 2015. The higher administrative expenses for the three months ended March 31, 2016 were mainly due to inclusion of administrative expenses related to the Höegh Gallant which were not included for the corresponding period of 2015.

5

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Depreciation and amortization	$(2,630)	$(8)	$(2,622)

Depreciation and amortization for the three months ended March 31, 2016 was $2.6 million, an increase of $2.6 million compared to the three months ended March 31, 2015. The increase was due to the depreciation of the Höegh Gallant in the three months ended March 31, 2016, while for the three months ended March 31, 2015, depreciation only related to office and IT equipment.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Total operating expenses	$(8,718)	$(4,367)	$(4,351)

Total operating expenses for the three months ended March 31, 2016 were $8.7 million, an increase of $4.3 million from $4.4 million for the three months ended March 31, 2015. The increase is mainly due to the additional vessel operating expenses and depreciation in the three months ended March 31, 2016 as a result of acquiring the Höegh Gallant, with no comparative expenses for the three months ended March 31, 2015 as the Höegh Gallant was acquired on October 1, 2015 and included in the operations from the date of acquisition.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in losses of joint ventures for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Equity in earnings (losses) of joint ventures	$(6,708)	$(2,122)	$(4,586)

Equity in losses of joint ventures for the three months ended March 31, 2016 was $6.7 million, an increase of $4.6 million from equity in losses of $2.1 million for the three months ended March 31, 2015. The reason for the increased loss was higher unrealized losses on derivative instruments in our joint ventures for the three months ended March 31, 2016, compared to the three months ended March 31, 2015.

Our share of our joint ventures’ operating income was $6.1million for the three months ended March 31, 2016, compared with $5.8 million for the three months ended March 31, 2015. Our share of other financial expense, net, principally consisting of interest expense, was $3.9 million for the three months ended March 31, 2016, a decrease of $0.2 million from $4.1 million for the three months ended March 31, 2015. Our share of unrealized losses on derivative instruments was $9.0 million for the three months ended March 31, 2016, an increase of $5.1 million from $3.9 million for the three months ended March 31, 2015.

There was no accrued income tax expense for the three months ended March 31, 2016 and 2015. Our joint ventures did not pay any dividends for the three months ended March 31, 2016 and 2015.

6

Operating Income (Loss). The following table sets forth details of our operating income for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
		(Restated)
Operating income (loss)	$6,244	$5,023	$1,221

Operating income for the three months ended March 31, 2016 was $6.2 million, an increase of $1.2 million from operating income of $5.0 million for the three months ended March 31, 2015. Excluding the impact of the unrealized losses on derivatives for the three months ended March 31, 2016 and 2015 impacting the equity in earnings of joint ventures, operating income for the three months ended March 31, 2016 would have been $15.2 million, an increase of $6.2 million from $9.0 million for the three months ended March 31, 2015. The increase for the three months ended March 31, 2016 is primarily due to the inclusion of the results of the Höegh Gallant acquired on October 1, 2015.

Interest Income. The following table sets forth details of our interest income for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Interest income	$273	$2,427	$(2,154)

Interest income for the three months ended March 31, 2016 was $0.3 million, a decrease of $2.1 million from $2.4 million for the three months ended March 31, 2015. Interest income of $0.3 million related mainly to interest accrued on the advances to our joint ventures for the three months ended March 31, 2016, while interest income of $2.4 million for the three months ended March 31, 2015 included interest income on demand note from Höegh LNG of $2.0 million and interest accrued on the advances to our joint ventures of $0.4 million. The decrease in interest income from joint ventures is due to repayment by our joint ventures of a portion of the principal due under the shareholder loans between the periods. The interest rate under the shareholder loans is a fixed rate of 8.0% per year. We lent $140 million to Höegh LNG from net proceeds of the IPO pursuant to a demand note. The demand note was cancelled on October 1, 2015 as part of the purchase consideration for the acquisition of the Höegh Gallant.

Interest Expense. The following table sets forth details of our interest expense for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
		(Restated)
Interest incurred	$(5,582)	$(2,854)	$(2,728)
Commitment fees	(301)	(298)	(3)
Amortization of debt issuance cost and fair value of debt assumed	(523)	(648)	125
Total interest expense	$(6,406)	$(3,800)	$(2,606)

Interest expense for the three months ended March 31, 2016 was $6.4 million, an increase of $2.6 million from $3.8 million for the three months ended March 31, 2015. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period.

The interest incurred of $5.6 million for the three months ended March 31, 2016, increased by $2.7 million compared to $2.9 million for the three months ended March 31, 2015, principally due to higher outstanding loan balances. For the three months ended March 31, 2015, most of the interest incurred related to the loan facility related to PGN FSRU Lampung (the “Lampung facility”). On October 1, 2015, we acquired the company that indirectly owns the Höegh Gallant, and liabilities assumed in the acquisition included tranches under the long-term loan facility related to the Höegh Gallant (the “Gallant facility”) and financed part of the acquisition with a seller’s credit note. Accordingly, the interest incurred for the three months ended March 31, 2016 included interest for the Gallant and Lampung facilities and the seller’s credit note.

7

Commitment fees were $0.3 million for each of the three months ended March 31, 2016 and 2015. The commitment fees relate to the undrawn $85 million sponsor credit facility.

Amortization of debt issuance cost and fair value of debt assumed for the three months ended March 31, 2016 and 2015 was $0.5 million and $0.6 million, respectively. As a result of the acquisition of the Höegh Gallant, the long term debt assumed under the Gallant facility was recognized at its fair value which is amortized to interest expense using the effective interest method. The impact for the three months ended March 31, 2016 was a reduced interest expense by approximately $0.1 million compared to the corresponding period of 2015.

Gain (loss) on derivative instruments.

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Gain (loss) on derivative instruments	$335	$121	$214

Gain on derivative instruments for the three months ended March 31, 2016 was $0.3 million, an increase of $0.2 million from $0.1 million for the three months ended March 31, 2015. Gain on derivative instruments for the three months ended March 31, 2016 related to the interest rate swaps for the Lampung facility and the Gallant facility, while the gain for the three months ended March 31, 2015 related to the Lampung facility. The increase is mainly due to higher amortization of the amount excluded from hedge effectiveness related to interest rate swaps for the Gallant facility.

Other Items, Net. The following table sets forth details of our other items, net for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Foreign exchange gain (loss)	$(335)	$(426)	$91
Bank charges and fees	(80)	(2)	(78)
Withholding tax on interest expense and other	(622)	(672)	50
Total other items, net	$(1,037)	$(1,100)	$63

Other items, net for the three months ended March 31, 2016 was $1.0 million, a decrease of $0.1 million from $1.1 million for the three months ended March 31, 2015. The decrease is mainly due to a decrease in the foreign exchange loss of $0.1 million. We have certain monetary assets and liabilities denominated in Egyptian pounds related to the operations of the Höegh Gallant. On March 14, 2016, the Egyptian authorities devalued the Egyptian pounds to U.S. dollar by approximately 14%. The resulting foreign exchange loss for the three months ended March 31, 2016 was approximately $0.2 million. The higher exchange losses related to Egyptian pounds for the three months ended March 31, 2016 were partially offset by lower exchange losses in other currencies compared with the first quarter of 2015.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
		(Restated)
Income (loss) before tax	$(591)	$2,671	$(3,262)

Loss before tax for the three months ended March 31, 2016 was $0.6 million, a decrease of $3.3 million from income before tax of $2.7 million for the three months ended March 31, 2015. The income (loss) before tax for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on the Partnership's share of equity in earnings of joint ventures. Excluding all the unrealized gains (losses) on derivative instruments, income before tax for the three months ended March 31, 2016 was $8.1 million, an increase of $1.6 million from $6.5 million for the three months March 31, 2015. Excluding the unrealized gains (losses) on derivative instruments, the increase is primarily due to the inclusion of the results of the Höegh Gallant which is partially offset by the reduction of the interest income on the demand note cancelled as part of the acquisition price.

8

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
		(Restated)
Income tax expense	$(449)	$(93)	$(356)

Income tax expense for the three months ended March 31, 2016 was $0.5 million, an increase of $0.4 million compared to $0.1 million for the three months ended March 31, 2015. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Singapore, Indonesia, Cyprus and the UK. For the three months ended March 31, 2016, the income tax expense largely related to the subsidiaries in Singapore and Indonesia. The income tax expense for the three months ended March 31, 2015 mainly related to the subsidiary in Singapore. The Singapore subsidiary’s taxable income mainly arises from internal interest income.

Net Income (Loss). The following table sets forth details of our net income for the three months ended March 31, 2016 and 2015:

			Positive
	Three months ended March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
		(Restated)
Net income (loss)	$(1,040)	$2,578	$(3,618)

As a result of the foregoing, net loss for the three months ended March 31, 2016 was $1.0 million, a decrease of $3.6 million from a net income of $2.6 million for the three months ended March 31, 2015.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint Venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG and interest expense related to the seller’s credit note are included in “Other.”

For the three months ended March 31, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant acquired on October 1, 2015. For the three months ended March 31, 2015, Majority held FSRUs includes only the direct financing lease related to the PGN FSRU Lampung.

As of March 31, 2016 and 2015, Joint Venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint Venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint Venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the three months ended March 31, 2016 and 2015.

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Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the three months ended March 31, 2016 and 2015:

	Three months ended		Positive
Majority Held FSRUs	March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
		(Restated)
Time charter revenues	$21,670	$11,512	$10,158
Total revenues	21,670	11,512	10,158
Vessel operating expenses	(3,783)	(2,259)	(1,524)
Administrative expenses	(800)	(536)	(264)
Segment EBITDA	17,087	8,717	8,370
Depreciation and amortization	(2,630)	(8)	(2,622)
Operating income (loss)	14,457	8,709	5,748
Financial income (expense), net	(5,837)	(4,481)	(1,356)
Income (loss) before tax	8,620	4,228	4,392
Income tax expense	(448)	(93)	(355)
Net income (loss)	$8,172	$4,135	$4,037

Time charter revenues for the three months ended March 31, 2016 were $21.7 million, an increase of $10.2 million from the three months ended March 31, 2015. As discussed in more detail above, during the three months ended March 31, 2016, the PGN FSRU Lampung and the Höegh Gallant were operating under time charters while time charter revenues for the three months ended March 31, 2015, related only to the operation of the PGN FSRU Lampung since the Höegh Gallant was acquired on October 1, 2015.

Vessel operating expenses for the three months ended March 31, 2016 were $3.8 million compared with $2.3 million in vessel operating expenses for the three months ended March 31, 2015. The increase reflects approximately $2.1 million higher vessel operating expenses due to the inclusion of the Höegh Gallant which was partially offset by the reduction of $0.6 million in vessel operating expenses for the PGN FSRU Lampung.

Administrative expenses for the three months ended March 31, 2016 were $0.8 million, an increase of $0.3 million from $0.5 million for the three months ended March 31, 2015. Higher expenses in the three months ended March 31, 2016 were mainly due to activities associated with the Höegh Gallant acquired on October 1, 2015.

Segment EBITDA for the three months ended March 31, 2016 was $17.1 million, an increase of $8.4 million from $8.7 million for the three months ended March 31, 2015 mainly due to the contribution from the operations of the Höegh Gallant. However, lower operating expenses for the three months ended March 31, 2016 also improved the Segment EBITDA from the PGN FSRU Lampung.

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Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the three months ended March 31, 2016 and 2015:

	Three months ended		Positive
Joint Venture FSRUs	March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$10,739	$10,169	$570
Vessel operating expenses	(1,944)	(1,907)	(37)
Administrative expenses	(249)	(228)	(21)
Segment EBITDA	8,546	8,034	512
Depreciation and amortization	(2,379)	(2,177)	(202)
Operating income	6,167	5,857	310
Gain (loss) on derivative instruments	(8,993)	(3,932)	(5,061)
Other income (expense), net	(3,882)	(4,047)	165
Income (loss) before tax	(6,708)	(2,122)	(4,586)
Income tax expense	—	—	—
Net income (loss)	$(6,708)	$(2,122)	$(4,586)

The segment results for the Joint Venture FSRUs are presented using the proportional consolidation method (which differs from the equity method used in the historical unaudited interim combined carve-out financial statements).

Total time charter revenues for the three months ended March 31, 2016 were $10.7 million, an increase of $0.5 million compared to $10.2 million for the three months ended March 31, 2015. The main reason for the increase in revenues for the three months ended March 31, 2016 compared to the three months ended March 31, 2015 was the higher amortization of deferred revenue. During 2015, the charterer funded modifications and drydocking completed for the GDF Suez Neptune. The associated revenues were deferred and are amortized over the remaining term of the charter or until the next drydocking, respectively.

Vessel operating expenses were $1.9 million for each of the three months ended March 31, 2016 and 2015.

Administrative expenses were $0.2 million for each of the three months ended March 31, 2016 and 2015.

Segment EBITDA was $8.5 million for the three months ended March 31, 2016 compared with $8.0 million for the three months ended March 31, 2015.

Other. The following table sets forth details of other results for the three months ended March 31, 2016 and 2015:

	Three months ended		Positive
Other	March 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Administrative expenses	$(1,505)	$(1,564)	$59
Segment EBITDA	(1,505)	(1,564)	59
Operating income (loss)	(1,505)	(1,564)	59
Other financial income (expense), net	(998)	2,129	(3,127)
Income (loss) before tax	(2,503)	565	(3,068)
Income tax expense	(1)	—	(1)
Net income (loss)	$(2,504)	$565	$(3,069)

Administrative expenses and Segment EBITDA for the three months ended March 31, 2016 were $1.5 million, a decrease of $0.1 million from $1.6 million for the three months ended March 31, 2015.

11

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest accrued on the advances to our joint ventures, the $140 million demand note from Höegh LNG until it was cancelled on October 1, 2015 and a seller’s credit note issued in connection with the acquisition of the Höegh Gallant on October 1, 2015.

Financial income (expense), net for the three months ended March 31, 2016 was an expense of $1.0 million, a decrease of $3.1 million from income of $2.1 million for the three months ended March 31, 2015. The decrease in financial income, net is a result of a decrease in interest income from the $140 million demand note and increase in interest expense for the seller’s credit note for the three months ended March 31, 2016 compared to the three months ended March 31, 2015.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, the utilization of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, cash flows from our operations, interest and repayment of principal from our advances to our joint ventures and our undrawn balance under the $85 million sponsor credit facility. Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative financial instruments for other purposes than managing interest rate risks. The advances to our joint ventures (shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. Dividend distributions from our joint ventures a) require agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and applicable requirements are fulfilled under the Lampung facility. As of March 31, 2016, PT Höegh had negative retained earnings and therefore cannot make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, FSRU III may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility.

For a description of our credit facilities and the seller’s credit note issued in connection with the acquisition of the Höegh Gallant, please see Notes 15 and 18 to the audited consolidated and combined financial statements contained in our 2015 Form 20-F as well as Note 8 to the unaudited condensed interim consolidated and combined financial statements contained in this Report on Form 6-K.

As of March 31, 2016, we do not have material commitments for capital expenditures for our current business. Our expected expenditures for our current business include replacement parts of approximately $0.9 million for the mooring. This total expenditure is indemnified by Höegh LNG under the omnibus agreement. Therefore, the funding for this expenditure will be provided by Höegh LNG.

We believe our cash flows from operations, including distributions to us from PT Höegh and Höegh Cyprus as payment of intercompany interest and/or intercompany debt, and repayment of principal from our advances to our joint ventures will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. In connection with the IPO, we entered into an $85 million sponsor credit facility with Höegh LNG, which we believe will provide us with adequate liquidity reserve to fund our distributions and other general liquidity needs. The undrawn $85 million sponsor credit facility matures on January 1, 2020.

We have not made use of derivative instruments for currency risk management purposes. Refer to “Qualitative and Quantitative Disclosures About Market Risk” below for additional information on interest rate swaps

12

As of March 31, 2016, the Partnership had cash and cash equivalents of $26.3 million and an undrawn sponsor credit facility of $85 million. Current restricted cash for operating obligations of the PGN FSRU Lampung and the Höegh Gallant were $9.0 million and $0.2 million, respectively, and long-term restricted cash required under the Lampung facility and the Gallant facility were $14.6 million and $0.9 million, respectively, as of March 31, 2016. Refer to “Qualitative and Quantitative Disclosures About Market Risk” for additional information. In addition, long-term restricted cash of $0.9 million related to cash balances in Egyptian pounds which are not readily exchangeable into other currencies as of March 31, 2016. The Partnership’s total long-term debt was $323.1 million as of March 31, 2016, repayable in quarterly installments of $8.1 million. As of March 31, 2016, our total current liabilities exceeded total current assets by $10.6 million which is partly a result of mark-to market valuations of our interest rate swaps (derivative instruments) of $4.9 million. We do not plan to terminate the interest rate swaps before their maturity and, as a result, we will not realize these liabilities. We believe our current resources, including the sponsor credit facility, are sufficient to meet our working capital requirements for our current business for the next twelve months.

On February 15, 2016, we paid a cash distribution of $11.0 million, or $0.4125 per unit, to our unitholders with respect to the fourth quarter of 2015. On May 13, 2016, we paid a cash distribution of $11.0 million, or $0.4125 per unit, to our unitholders with respect to the first quarter of 2016.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Three months ended
	March 31,
(in thousands of U.S. dollars, except per unit)	2016	2015
		(Restated)
Net cash provided by (used in) operating activities	$11,943	$13,921
Net cash provided by (used in) investing activities	2,206	1,842
Net cash provided by (used in) financing activities	(20,726)	(10,478)
Increase (decrease) in cash and cash equivalents	(6,577)	5,285
Cash and cash equivalents, beginning of period	32,868	30,477
Cash and cash equivalents, end of period	$26,291	$35,762

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $11.9 million for the three months ended March 31, 2016, a decrease of $2.0 million compared with $13.9 million for the three months ended March 31, 2015. Cash provided by operating activities, before changes in working capital, increased by $2.8 million primarily due to inclusion of the operations of the Höegh Gallant for the three months ended March 31, 2016 compared to the three months ended March 31, 2015. However, net cash provided by changes in working capital decreased by $4.8 million for the three months ended March 31, 2016 compared to the three months ended March 31, 2015.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $2.2 million and $1.8 million for the three months ended March 31, 2016 and 2015, respectively. The increase in net cash provided by investing activities of $0.4 million between the periods was mainly the result of $0.2 million less expenditure for vessels, newbuildings and other equipment and $0.1 million in increased receipts from repayment of principal on advances to joint ventures. For the three months ended March 31, 2016, cash provided by investing activities include $0.8 million in receipts of repayment on principal on the direct financing lease since the PGN FSRU Lampung is accounted for as a financial lease compared to $0.7 million for the corresponding period of 2015.

13

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the three months ended March 31, 2016 was $20.7 million compared with net cash used in financing activities of $10.5 million for the three months ended March 31, 2015.

Net cash used in financing activities for the three months ended March 31, 2016 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility and $3.3 million on the Gallant facility, payment of $2.9 million on a customer loan for funding of VAT on import in Indonesia, and our payment of cash distributions to our unitholders of $11.0 million. This was partially offset by receipt of $1.0 million from Höegh LNG for the indemnification claim for non-budgeted expenses related to 2015 under the omnibus agreement.

Net cash used in financing activities during the three months ended March 31, 2015 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility and payment of cash distributions of $8.9 million to the unitholders. This was partially offset by receipt of $3.1 million from Höegh LNG for the for the indemnification claim for non-budgeted expenses related to 2014 under the omnibus agreement. Of the $3.1 million indemnification payment, approximately $1.8 million related to 2014 expenses and $1.3 million to capitalized cost.

As a result of the foregoing, cash and cash equivalents decreased by $6.6 million for the three months ended March 31, 2016, while cash and cash equivalents increased by $5.3 million for the three months ended March 31, 2015.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including foreign exchange risk, interest rate risk, credit risk and concentrations of risk.

Foreign Exchange Risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the three months ended March 31, 2016, and 2015, no derivative financial instruments have been used to manage foreign exchange risk. For the three months ended March 31, 2016, the revenues from the Höegh Gallant were denominated 90% in U.S. dollars and 10% in Egyptian pounds. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking during the first quarter of 2016. There is only one official published rate for the Egyptian pound which is applied in the Partnership’s consolidated and combined carve-out financial statements for revenues, expenses, assets and liabilities as required by US GAAP guidance. Egyptian authorities set the official published rates which are subject to devaluation. The Partnership classifies cash in Egyptian pounds in excess of working capital needs in Egyptian pounds as long-term restricted cash. As of March 31, 2016, long-term restricted cash in Egyptian pounds was $0.9 million. Monetary assets denominated in Egyptian pound are subject to devaluation risk. On March 14, 2016, the Egyptian authorities devalued the Egyptian pounds to U.S. dollar by approximately 14%. The resulting foreign exchange loss for the three months ended March 31, 2016 was approximately $0.2 million.

14

Interest Rate Risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of March 31, 2016 and December 31, 2015, there are interest rate swap agreements on the Lampung and Gallant facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. As of March 31, 2016, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$188,505	(12,653)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$141,375	(3,816)	Sept 2019	1.9%

1)	Excludes the margins paid on the floating—rate debt.

2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

Credit Risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances.

Concentrations of Risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are two charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. No allowance for doubtful accounts was recorded for the three month periods ended March 31, 2016 and 2015 and the year ended December 31, 2015. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for the PGN FSRU Lampung terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

15

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items, cash collections on direct financing lease investments, amortization in revenues for above market contracts and amortization of deferred revenues for the joint ventures. Cash collections on direct financing lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financing lease (representing the repayment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisition of Höegh Gallant. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. The Partnership believes Adjusted EBITDA benefits investors in comparing its results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

16

	Three months ended March 31, 2016
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated & combined carve-out reporting
Reconciliation to net income (loss)
Net income (loss)	$8,172	(6,708)	(2,504)	(1,040)	$(1,040)
Interest income	—	—	(273)	(273)	(273)
Interest expense, net	5,155	3,865	1,251	10,271	6,406
Depreciation and amortization	2,630	2,379	—	5,009	2,630
Income tax (benefit) expense	448	—	1	449	449
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,865
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,379
Other financial items (1)	682	9,010	20	9,712	702
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	9,010
Segment EBITDA	17,087	8,546	(1,505)	24,128	24,128
Cash collection/ principal payment on direct financing lease	772	—	—	772	772
Amortization in revenues for above market contracts	598	—	—	598	598
Equity in earnings of JVs: Amortization of deferred revenue	—	(322)	—	(322)	(322)
Adjusted EBITDA	$18,457	8,224	(1,505)	25,176	$25,176

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

17

	Three months ended March 31, 2015
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated & combined carve-out reporting
	(Restated)			(Restated)	(Restated)
Reconciliation to net income (loss)
Net income (loss)	$4,135	(2,122)	565	2,578	$2,578
Interest income	—	—	(2,427)	(2,427)	(2,427)
Interest expense, net	3,502	4,027	298	7,827	3,800
Depreciation and amortization	8	2,177	—	2,185	8
Income tax (benefit) expense	93	—	—	93	93
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,027
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,177
Other financial items (1)	979	3,953	—	4,932	979
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	3,953
Segment EBITDA	8,717	8,034	(1,564)	15,187	15,187
Cash collection/ principal payment on direct financing lease	703	—	—	703	703
Adjusted EBITDA	$9,420	8,034	(1,564)	15,890	$15,890

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

18

Forward-Looking Statements

This report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	our anticipated growth strategies;

•	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs;

•	our ability to make cash distributions on our units and the amount of any such distributions;

•	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of our existing or future customers;

•	our ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our customers;

•	our ability to maintain long-term relationships with our customers;

•	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from Höegh LNG in the future, including the Independence, the Höegh Grace or Höegh LNG’s other FSRU newbuildings;

•	our ability to integrate and realize the anticipated benefits from the acquisition of the Höegh Gallant;

•	our continued ability to enter into long-term, fixed-rate charters;

•	the operating performance of our vessels;

19

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of our vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	demand in the FSRU sector or the LNG shipping sector in general and the demand for our vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership and distributions to unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to successfully remediate any material weaknesses in our internal control over financial reporting and our disclosure controls and procedures.

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2015

All forward-looking statements included in this report are made only as of the date of this report. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

20

HÖEGH LNG PARTNERS LP

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-
OUT FINANCIAL STATEMENTS

Table of Contents

Page

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three Months Ended March 31, 2016 and 2015	F-2

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three Months Ended March 31, 2016 and 2015	F-3

Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of March 31, 2016 and December 31, 2015	F-4

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Three Months Ended March 31, 2016 and the Year Ended December 31, 2015	F-6

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Three Months Ended March 31, 2016 and 2015	F-7

Notes to Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements	F-9

F-1

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

		Three months ended
		March 31,
	Notes	2016	2015
			(Restated)
REVENUES
Time charter revenues		$21,670	$11,512
Total revenues	4	21,670	11,512
OPERATING EXPENSES
Vessel operating expenses		(3,783)	(2,260)
Administrative expenses		(2,305)	(2,099)
Depreciation and amortization		(2,630)	(8)
Total operating expenses		(8,718)	(4,367)
Equity in earnings (losses) of joint ventures	4,9	(6,708)	(2,122)
Operating income (loss)	4	6,244	5,023
FINANCIAL INCOME (EXPENSE), NET
Interest income		273	2,427
Interest expense		(6,406)	(3,800)
Gain (loss) on derivative instruments		335	121
Other items, net		(1,037)	(1,100)
Total financial income (expense), net	5	(6,835)	(2,352)
Income (loss) before tax		(591)	2,671
Income tax expense	6	(449)	(93)
Net income (loss)		$(1,040)	$2,578

Earnings per unit
Common unit public (basic and diluted)	14	$(0.04)	$0.10
Common unit Höegh LNG (basic and diluted)	14	$(0.04)	$0.10
Subordinated unit (basic and diluted)	14	$(0.04)	$0.10

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-2

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

		Three months ended
		March 31,
	Notes	2016	2015
			(Restated)
Net income (loss)		$(1,040)	$2,578
Unrealized gains (losses) on cash flow hedge	12	(6,038)	(2,267)
Income tax benefit (expense)	12	(64)	(84)
Other comprehensive income (loss)		(6,102)	(2,351)
Comprehensive income (loss)		$(7,142)	$227

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-3

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		March 31,	December 31,
	Notes	2016	2015
ASSETS
Current assets
Cash and cash equivalents	11	$26,291	$32,868
Restricted cash	11	9,220	10,630
Trade receivables		8,205	8,200
Amounts due from affiliates		2,854	4,239
Advances to joint ventures	7,11	7,715	7,130
Inventory		750	767
Current portion of net investment in direct financing lease		3,263	3,192
Current deferred tax asset	6	—	381
Prepaid expenses and other receivables		803	528
Total current assets		59,101	67,935
Long-term assets
Restricted cash	11	15,446	15,198
Vessels, net of accumulated depreciation		350,456	353,078
Other equipment		331	119
Intangibles and goodwill		18,048	18,646
Advances to joint ventures	7,11	4,787	6,861
Net investment in direct financing lease		289,268	290,111
Long-term deferred tax asset	6	2,256	1,645
Other long-term assets		9,479	10,150
Total long-term assets		690,071	695,808
Total assets		$749,172	$763,743

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-4

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		March 31,	December 31,
	Notes	2016	2015
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	8,11	$32,208	$32,208
Trade payables		873	1,350
Amounts due to owners and affiliates	10,11	11,438	10,604
Loans and promissory notes due to owners and affiliates	10,11	301	287
Value added and withholding tax liability		1,855	2,078
Derivative financial instruments	11,12	4,899	4,912
Current deferred tax liability		1,086	450
Accrued liabilities and other payables		17,007	20,782
Total current liabilities		69,667	72,671
Long-term liabilities
Accumulated losses of joint ventures	9	49,215	42,507
Long-term debt	8,11	323,101	330,635
Seller’s credit note	10,11	47,000	47,000
Derivative financial instruments	11,12	11,570	5,855
Long-term deferred tax liability		644	644
Other long-term liabilities		15,295	14,633
Total long-term liabilities		446,825	441,274
Total liabilities		516,492	513,945
EQUITY
Common units public		204,334	209,372
Common units Höegh LNG		5,776	6,604
Subordinated units		35,913	41,063
Total Partners' capital		246,023	257,039
Accumulated other comprehensive income (loss)	12	(13,343)	(7,241)
Total equity		232,680	249,798
Total liabilities and equity		$749,172	$763,743

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-5

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL/OWNER’S EQUITY

(in thousands of U.S. dollars)

	Owner's Equity	Common Units Public	Common Units Höegh LNG	Sub- ordinated Units	Accumulated Other Comprehensive Income	Total Equity
Combined carve-out balance as of December 31, 2013	$(48,096)	—	—	—	—	$(48,096)
Carve-out net loss (January 1- August 12, 2014)	(11,941)	—	—	—	—	(11,941)
Other comprehensive loss	—	—	—	—	(5,900)	(5,900)
Conversion of promissory note to equity	101,500	—	—	—	—	101,500
Carve-out distributions to owner, net	(11,039)	—	—	—	—	(11,039)
Combined carve-out balance as of August 12, 2014	30,424	—	—	—	(5,900)	24,524
Elimination of equity	45,799	—	—	—	—	45,799
Allocation of partnership capital to unitholders August 12, 2014	(76,223)	—	10,561	65,662	—	—
Net proceeds from IPO net of underwriters' discounts, fees and expenses of offering (note 3)	—	203,467	—	—	—	203,467
Cash distribution of initial public offering proceeds to Höegh LNG	—	—	(6,023)	(37,444)	—	(43,467)
Post-initial public offering net income (note 3)	—	5,562	1,066	6,627	—	13,255
Cash distributions to unitholders	—	(2,025)	(388)	(2,413)		(4,826)
Other comprehensive loss	—	—	—	—	(2,275)	(2,275)
Distributions to owner, net	—	—	(14)	(85)	—	(99)
Consolidated balance as of December 31, 2014	—	207,004	5,202	32,347	(8,175)	236,378
Net income	—	17,273	3,326	20,680	—	41,279
Cash distributions to unitholders	—	(14,905)	(2,857)	(17,762)	—	(35,524)
Cash contribution from Höegh LNG	—	—	914	5,682	—	6,596
Other comprehensive income	—	—	—	—	934	934
Contributions from owner	—	—	19	116	—	135
Consolidated balance as of December 31, 2015	—	209,372	6,604	41,063	(7,241)	249,798
Net loss	—	(484)	(77)	(479)	—	(1,040)
Cash distributions to unitholders	—	(4,554)	(889)	(5,524)	—	(10,967)
Cash contribution from Höegh LNG	—	—	134	831	—	965
Other comprehensive loss	—	—	—	—	(6,102)	(6,102)
Contributions from owner	—	—	4	22	—	26
Consolidated balance as of March 31, 2016	$—	204,334	5,776	35,913	(13,343)	$232,680

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-6

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended March 31,
	2016	2015
		(Restated)
OPERATING ACTIVITIES
Net income (loss)	$(1,040)	$2,578
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,630	8
Equity in losses (earnings) of joint ventures	6,708	2,122
Changes in accrued interest income on advances to joint ventures and demand note	(165)	944
Amortization of deferred debt issuance cost and fair value of debt assumed	523	648
Amortization in revenue for above market contract	598	—
Changes in accrued interest expense	52	(108)
Net currency exchange losses (gains)	(50)	446
Unrealized loss (gain) on derivative instruments	(335)	(121)
Deferred tax expense	341	—
Other adjustments	26	(50)
Changes in working capital:
Restricted cash	1,012	5,466
Trade receivables	(5)	—
Inventory	17	—
Prepaid expenses and other receivables	(275)	(3,807)
Trade payables	(482)	620
Amounts due to owners and affiliates	2,219	1,272
Value added and withholding tax liability	851	3,813
Accrued liabilities and other payables	(682)	90
Net cash provided by (used in) operating activities	11,943	13,921

INVESTING ACTIVITIES
Expenditure for vessel, newbuildings and other equipment	(220)	(455)
Receipts from repayment of principal on advances to joint ventures	1,654	1,594
Receipts from repayment of principal on direct financing lease	772	703
Net cash provided by (used in) investing activities	$2,206	$1,842

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-7

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended March 31,
	2016	2015
		(Restated)
FINANCING ACTIVITIES
Repayment of long-term debt	$(8,052)	$(4,766)
Customer loan for funding of value added liability on import	(2,869)	—
Payment of debt issuance cost	(5)	—
Cash distributions to unitholders	(10,967)	(8,880)
Proceeds from indemnifications received from Höegh LNG	965	3,100
(Increase) decrease in restricted cash	202	68
Net cash provided by (used in) financing activities	(20,726)	(10,478)

Increase (decrease) in cash and cash equivalents	(6,577)	5,285
Cash and cash equivalents, beginning of period	32,868	30,477
Cash and cash equivalents, end of period	$26,291	$35,762

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-8

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the GDF Suez Neptune ), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann ) in connection with the Partnership’s initial public offering of its common units (the “IPO”).

On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the GDF Suez Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung. The transfer of the interests was recorded at Höegh LNG’s consolidated book values. At the closing of the IPO (including the exercise by the underwriters of the option to purchase an additional 1,440,000 common units), (i)11,040,000 common units were sold to the public for net proceeds, after deduction of offering expenses, of $203.5 million; (ii) Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58% of the limited partner interests in the Partnership, and 100% of the incentive distribution rights (“IDRs”) and (iii) a wholly owned subsidiary of Höegh LNG owned the non-economic general partner interest in the Partnership, as further described in note 3.

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., a Cayman Islands company, that indirectly owns the Höegh Gallant, for a total consideration of $194.2 million. The Höegh Gallant was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG in November 2014.

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated and combined carve-out financial statements. The PGN FSRU Lampung, the Höegh Gallant, the GDF Suez Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and, collectively, referred to in these consolidated and combined carve-out financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The GDF Suez Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer to extend for up to two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034 (with an option for the charterer to extend for up to two additional periods of five years each) and uses the Mooring that was constructed and installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). The Höegh Gallant operates under a long term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”). Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

F-9

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated and combined carve-out financial statements and their purpose as of December 31, 2015.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Cape Ann
Höegh LNG FSRU III Ltd. (100% owned) (3)	Cayman Islands	Owns 100% of Hoegh LNG Cyprus Limited
Hoegh LNG Cyprus Limited (100% owned) (3)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned) (3)	Egypt	Branch of Hoegh LNG Cyprus Limited

(1) PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated and combined carve-out financial statements.

(2) The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

(3) The ownership interests were acquired on October 1, 2015.

2. Significant accounting policies

a.	Basis of presentation

The accompanying unaudited condensed interim consolidated and combined carve-out financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All inter-company balances and transactions are eliminated. The footnotes are condensed and do not include all of the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated and combined carve-out financial statements should be read in conjunction with the audited combined carve-out financial statements for the year ended December 31, 2015, included in the Partnership’s Annual Report on Form 20-F (the “Annual Report”).

It has been determined that PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual returns or are exposed to a majority of its expected losses.

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity’s expected residual returns and substantially all of the entity’s activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated and combined carve-out financial statements. Dividends may only be paid if the retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. As of March 31, 2016, PT Hoegh LNG Lampung has negative retained earnings and therefore cannot make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loans that can be made to the Partnership. Refer to note 8.

F-10

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support at the time of its initial investment. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership’s carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated and combined carve-out balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $6.5 million and $7.2 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $22.9 million and $19.8 million, respectively, as of March 31, 2016 and December 31, 2015. The Partnership’s carrying value for SRV Joint Gas Two Ltd., consists of a receivable for the advances of $6.0 million and $6.8 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $26.3 million and $22.7 million, respectively, as of March 31, 2016 and December 31, 2015. The major reason that the Partnership’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

b.	Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated and combined carve-out financial statements are consistent with those applied in the audited consolidated and combined carve-out financial statements for the year ended December 31, 2015 included in the Partnership’s Annual Report.

c.	Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued revised guidance for leasing. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated and combined carve-out financial statements.

F-11

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

d.	Restatement of previously announced results

The unaudited condensed interim consolidated and combined carve-out financial statements for the three months ended March 31, 2015 have been restated for the items set forth below from the Partnership’s original unaudited condensed interim consolidated and combined carve-out financial statements for the three ended March 31, 2015 that were furnished to the SEC on a Form 6-K on May 28, 2015.

1.	Value added taxes (“VAT”), withholding taxes (“WHT”) and other

The Partnership restated its consolidated and combined carve-out financial statements for the years ended December 31, 2014 and 2013 for the accounting treatment of certain Indonesian value added tax (“VAT”) and Indonesian withholding tax (“WHT”) transactions and re-evaluated a deferred tax asset recorded in Indonesia as of December 31, 2014.

As a result of the restatement, part of the corrections in errors related to VAT and WHT was recorded as components of PT Hoegh LNG Lampung’s newbuilding (net investment in direct financing lease) and deferred debt issuance cost related to the Lampung facility which changed the balances for the net investment in direct financing lease and deferred debt issuance cost as of December 31, 2014.

In addition, when the Indonesian tax advisors completed the computation of the tax loss carryforward based upon the restated results for PT Hoegh LNG Lampung for the year ended December 31, 2014, they altered the tax treatment of a component of the losses on derivative instruments compared with the original tax computation for the year ended December 31, 2014. The tax advisors had subsequently identified a private Indonesian tax ruling indicating that all of the gains and losses on derivative instruments were not tax deductible. As a result, the Partnership re-evaluated the recognition of the deferred tax asset and associated valuation allowance recorded as a component of other comprehensive income in equity related to the derivative instrument as of December 31, 2014. As result of the change to the deferred tax asset as of December 31, 2014, the reclassification of the income tax benefit from other comprehensive income to income tax expense (benefit) in the consolidated and combined carve-out statements of income has changed for the three ended March 31, 2015.

See the Form 20-F/A filed with the SEC on November 30, 2015 for further information regarding the Partnership’s restated consolidated and combined carve-out financial statements for the years ended December 31, 2014 and 2013 for VAT, WHT and deferred tax adjustments.

2.	Indirect adjustments related to VAT and WHT

Due to the changes to the net investment in direct financing lease and deferred debt issuance cost as of December 31, 2014 from the restatement adjustments related to VAT and WHT described above, the basis for computing the revenue for the direct financing lease and amortization of debt issuance cost changed for the three months ended March 31, 2015. The lease element of PT Hoegh LNG Lampung’s time charter is accounted for as a direct financing lease. As a result, the effective interest rate method was recalculated for the revenue for the direct financing lease and for the amortization of the deferred debt issuance cost and restatement adjustments were recorded to time charter revenues and interest expense for the three months ended March 31, 2015.

The changes in amortization of the direct financing lease and the deferred debt issuance cost and adjustments to deferred taxes did not affect the Partnership’s cash flows or liquidity for the three months ended March 31, 2015.

F-12

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following tables presents the effect of the restatement on the Partnership’s consolidated and combined carve-out statements of income:

	Three months ended March 31, 2015

		Adjustments
(in thousands of U.S. dollars)	As reported	VAT, WHT and other	Indirect adjustments	As restated
REVENUES
Time charter revenues	$11,535	—	(23)	$11,512
Total revenues	11,535	—	(23)	11,512
OPERATING EXPENSES
Vessel operating expenses	(2,260)	—	—	(2,260)
Administrative expenses	(2,099)	—	—	(2,099)
Depreciation and amortization	(8)	—	—	(8)
Total operating expenses	(4,367)	—	—	(4,367)
Equity in earnings (losses) of joint ventures	(2,122)	—	—	(2,122)
Operating income (loss)	5,046	—	(23)	5,023
FINANCIAL INCOME (EXPENSES), NET
Interest income	2,427	—	—	2,427
Interest expense	(3,899)	—	99	(3,800)
Gain (loss) on derivative financial instruments	121	—	—	121
Other items, net	(1,100)	—	—	(1,100)
Total financial income (expense), net	(2,451)	—	99	(2,352)
Income (loss) before tax	2,595	—	76	2,671
Income tax benefit (expense)	(177)	84	—	(93)
Net income (loss)	$2,418	84	76	$2,578

Earnings per unit
Common unit public (basic and diluted)	$0.09			$0.10
Common unit Höegh LNG (Basic and diluted)	$0.09			$0.10
Subordinated unit (basic and diluted)	$0.09			$0.10

F-13

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s condensed consolidated and combined carve-out statement of comprehensive income:

	Three months ended March 31, 2015
		Adjustments
(in thousands of U.S. dollars, except per unit amounts)	As reported	VAT, WHT and other	Indirect adjustments	As restated
Net income (loss)	$2,418	84	76	$2,578
Unrealized gains (losses) on cash flow hedge	(2,267)	—	—	(2,267)
Income tax benefit (expense)	567	(651)	—	(84)
Other comprehensive income (loss)	(1,700)	(651)	—	(2,351)
Comprehensive income (loss)	$718	(567)	76	$227

F-14

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following tables show the effect of the restatement on the Partnership’s condensed consolidated and combined carve-out statements of cash flows:

	Three months ended March 31, 2015

		Adjustments
	As reported	VAT, WHT and other	Indirect adjustments	As restated
OPERATING ACTIVITIES
Net income (loss)	$2,418	84	76	$2,578
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	8	—	—	8
Equity in losses (earnings) of joint ventures	2,122	—	—	2,122
Changes in accrued interest income on advances to joint ventures and demand note	944	—	—	944
Amortization and write off of deferred debt issuance cost	747	—	(99)	648
Changes in accrued interest expense	(108)	—	—	(108)
Net currency exchange losses (gains)	446	—	—	446
Unrealized loss (gain) on financial instruments	(121)	—	—	(121)
Other adjustments	34	(84)	—	(50)
Changes in working capital:
Restricted cash	5,935	(469)	—	5,466
Prepaid expenses and other receivables	675	(4,482)	—	(3,807)
Trade payables	620	—	—	620
Amounts due to owners and affiliates	1,272	—	—	1,272
Value added and withholding tax liability	(669)	4,482	—	3,813
Accrued liabilities and other payables	(150)	240	—	90
Net cash provided by (used in) operating activities	14,173	(229)	(23)	13,921

INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	(215)	(240)	—	(455)
Receipts from repayment of principal on advances to joint ventures	1,594	—	—	1,594
Receipts from repayment of principal on direct financing lease	680	—	23	703
(Increase) decrease in restricted cash	—	—	—	—
Net cash provided by (used in) investing activities	$2,059	(240)	23	$1,842

F-15

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended March 31, 2015
		Adjustments
	As reported	VAT, WHT and other	Indirect adjustments	As restated
FINANCING ACTIVITIES
Proceeds from long-term debt	$—	—	—	$—
Repayment of long-term debt	(4,766)	—	—	(4,766)
Cash distributions to unitholders	(8,880)	—	—	(8,880)
Proceeds from indemnifications received from Höegh LNG	3,100	—	—	3,100
(Increase) decrease in restricted cash	68	—	—	68
Net cash provided by (used in) financing activities	(10,478)	—	—	(10,478)

Increase (decrease) in cash and cash equivalents	5,754	(469)	—	5,285
Effect of exchange rate changes on cash and cash equivalents	(469)	469	—	—
Cash and cash equivalents, beginning of period	30,477	—	—	30,477
Cash and cash equivalents, end of period	$35,762	—	—	$35,762

3. Formation transactions and Initial Public Offering

During August 2014, the following transactions in connection with the transfer of equity interests, shareholder loans and promissory notes and accrued interest to the Partnership and the IPO occurred:

Capital contribution

Höegh LNG contributed the following to the Partnership:

(i)	Its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd.;

(ii)	Its shareholder loans made by Höegh LNG to each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., in part to finance the operations of such joint ventures;

(iii)	Its receivables for the $40 million promissory note due to Höegh LNG as well as accrued interest on such note and two other promissory notes relating to Hoegh LNG Lampung Pte. Ltd.;

These transactions have been accounted for as a capital contribution by Höegh LNG to the Partnership. However, for purposes of the combined carve-out financial statements, the (i) net assets of the entities and the (ii) shareholder loans to the joint ventures are included in the combined carve-out balance sheet until August 2014;

F-16

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recapitalization of the Partnership

(i)	The Partnership issued to Höegh LNG 2,116,060 common units and 13,156,060 subordinated units and 100% of incentive distribution rights (“IDRs”), which will entitle Höegh LNG to increasing percentages of the cash the Partnership distributes in excess of $0.388125 per unit per quarter.

(ii)	The Partnership issued to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in the Partnership.

Initial Public Offering

(i)	The Partnership issued and sold through the underwriters to the public 11,040,000 common units (including 1,440,000 common units exercised pursuant to the underwriters’ option to purchase additional common units), representing approximately 42% limited partnership interest in the Partnership. The common units were sold for $20.00 per unit resulting in gross proceeds of $220.8 million. The net proceeds of the offering were approximately $203.5 million. Net proceeds is after deduction of underwriters’ discounts, structuring fees and reimbursements and the incremental direct costs attributable to the IPO that were deferred and charged against the proceeds of the offering.

(ii)	The Partnership applied the net proceeds of the offering as follows: (i) $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, (ii) $20 million for general partnership purposes and (iii) the remainder of approximately $43.5 million to make a cash distribution to Höegh LNG.

Proceeds from IPO and application of funds
(in thousands of U.S. dollars)
Gross proceeds from IPO	$220,800
Underwriters’ discounts, structuring fees and incremental direct IPO expenses	(17,333)
Net proceeds from IPO	203,467
Loan of initial public offering proceeds to Höegh LNG for demand note	(140,000)
Cash distribution of initial public offering proceeds to Höegh LNG	(43,467)
Cash retained for general partnership purposes	$20,000

At the completion of the IPO, Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing an approximate 58% limited partnership interest in the Partnership.

F-17

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	A $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC governing, among other things:

a.	To what extent the Partnership and Höegh LNG may compete with each other;

b.	The Partnership’s option to purchase from Höegh LNG all or a portion of its interests in an additional FSRU, the Independence, within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights AB Klaipèdos Nafta has under the related time charter, which the Partnership may exercise at one or more times during such 24-month period;

c.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

d.	Höegh LNG’s provision of certain indemnities to the Partnership.

(iii)	An administrative services agreement with Höegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provides certain administrative services to the Partnership; and

(iv)	Höegh UK has entered into administrative services agreements with Höegh LNG AS (“Höegh Norway”) and Leif Höegh (U.K.) Limited, pursuant to which Höegh Norway and Leif Höegh (U.K.) Limited provide Höegh UK certain administrative services. Additionally, the operating company has entered into an administrative services agreement with Leif Höegh (U.K.) Limited to allow Leif Höegh (U.K.) Limited to provide services directly to Höegh LNG Partners Operating LLC.

Existing agreements remain in place for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

•	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the GDF Suez Neptune and the GDF Suez Cape Ann, and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung ; and

•	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

F-18

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG and interest expense related to the seller’s credit note are included in “Other.”

For the three months ended March 31, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant. For the three months ended March 31, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung.

As of March 31, 2016 and 2015, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA, a subsidiary of ENGIE.

The accounting policies applied to the segments are the same as those applied in the consolidated and combined carve-out financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the three months ended March 31, 2016 and 2015.

F-19

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended March 31, 2016
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Time charter revenues	$21,670	10,739	—	32,409	(10,739)	$21,670
Total revenues	21,670	10,739	—	32,409		21,670
Operating expenses	(4,583)	(2,193)	(1,505)	(8,281)	2,193	(6,088)
Equity in earnings (losses) of joint ventures	—	—	—	—	(6,708)	(6,708)
Segment EBITDA	17,087	8,546	(1,505)	24,128
Depreciation and amortization	(2,630)	(2,379)	—	(5,009)	2,379	(2,630)
Operating income (loss)	14,457	6,167	(1,505)	19,119		6,244
Gain (loss) on derivative instruments	335	(8,993)	—	(8,658)	8,993	335
Other financial income (expense), net	(6,172)	(3,882)	(998)	(11,052)	3,882	(7,170)
Income (loss) before tax	8,620	(6,708)	(2,503)	(591)	—	(591)
Income tax expense	(448)	—	(1)	(449)	—	(449)
Net income (loss)	$8,172	(6,708)	(2,504)	(1,040)	—	$(1,040)

	As of March 31, 2016
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Ations	reporting
Vessels, net of accumulated depreciation	$350,456	281,380	—	631,836	(281,380)	$350,456
Net investment in direct financing lease	292,531	—	—	292,531	—	292,531
Goodwill	251	—	—	251	—	251
Advances to joint ventures	—	—	12,502	12,502	—	12,502
Total assets	733,050	301,455	16,122	1,050,627	(301,455)	749,172
Accumulated losses of joint ventures	—	—	50	50	(49,265)	(49,215)
Expenditures for newbuildings, vessels & equipment	220	85	—	305	(85)	220
Expenditures for drydocking	—	135	—	135	(135)	—
Principal repayment direct financing lease	772	—	—	772	—	772
Amortization of above market contract	$598	—	—	598	—	$598

F-20

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended March 31, 2015
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
	(Restated)			(Restated)		(Restated)
Time charter revenues	$11,512	10,169	—	21,681	(10,169)	$11,512
Total revenues	11,512	10,169	—	21,681		11,512
Operating expenses	(2,795)	(2,135)	(1,564)	(6,494)	2,135	(4,359)
Equity in earnings (losses) of joint ventures	—	—	—	—	(2,122)	(2,122)
Segment EBITDA	8,717	8,034	(1,564)	15,187
Depreciation and amortization	(8)	(2,177)	—	(2,185)	2,177	(8)
Operating income (loss)	8,709	5,857	(1,564)	13,002		5,023
Gain (loss) on derivative instruments	121	(3,932)	—	(3,811)	3,932	121
Other financial income (expense), net	(4,602)	(4,047)	2,129	(6,520)	4,047	(2,473)
Income (loss) before tax	4,228	(2,122)	565	2,671	—	2,671
Income tax expense	(93)	—	—	(93)	—	(93)
Net income (loss)	$4,135	(2,122)	565	2,578	—	$2,578

	As of December 31, 2015
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Vessels, net of accumulated depreciation	$353,078	283,539	—	636,617	(283,539)	$353,078
Net investment in direct financing lease	293,303	—	—	293,303	—	293,303
Goodwill	251	—	—	251	—	251
Advances to joint ventures	—	—	13,991	13,991	—	13,991
Total assets	736,108	303,390	27,635	1,067,133	(303,390)	763,743
Accumulated losses of joint ventures	—	—	50	50	(42,557)	(42,507)
Expenditures for newbuildings, vessels & equipment	955	11,431	—	12,386	(11,431)	955
Expenditures for drydocking	—	1,664	—	1,664	(1,664)	—
Principal repayment direct financing lease	2,919	—	—	2,919	—	2,919
Amortization of above market contract	$605	—	—	605	—	$605

F-21

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Financial income (expense)

The components of financial income (expense) are as follows:

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2016	2015
		(Restated)
Interest income	$273	$2,427
Interest expense:
Interest expense	(5,582)	(2,854)
Commitment fees	(301)	(298)
Amortization of debt issuance cost and fair value of debt assumed	(523)	(648)
Total interest expense	(6,406)	(3,800)
Gain on derivative instruments	335	121
Other items, net:
Foreign exchange gain (loss)	(335)	(426)
Bank charges and fees and other	(80)	(2)
Withholding tax on interest expense and other	(622)	(672)
Total other items, net	(1,037)	(1,100)
Total financial income (expense), net	$(6,835)	$(2,352)

6. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus and the UK. The income tax expense recorded in the consolidated and combined carve-out income statements was $449 and $93 for the three month periods ended March 31, 2016 and 2015, respectively. For the first quarter of 2016, the income tax expense largely related to the subsidiaries in Singapore and Indonesia. The income tax expense for the first quarter of 2015 mainly related to the subsidiary in Singapore. The Singapore subsidiary’s taxable income mainly arises from internal interest income.

7. Advances to joint ventures

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2016	2015
Current portion of advances to joint ventures	$7,715	$7,130
Long-term advances to joint ventures	4,787	6,861
Advances/shareholder loans to joint ventures	$12,502	$13,991

The Partnership had advances of $6.5 million and $7.2 million due from SRV Joint Gas Ltd. as of March 31, 2016 and December 31, 2015, respectively. The Partnership had advances of $6.0 million and $6.8 million due from SRV Joint Gas Two Ltd. as of March 31, 2016 and December 31, 2015, respectively.

F-22

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Long-term debt

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2016	2015
Lampung facility:
Export credit tranche	$150,033	$153,755
FSRU tranche	38,472	39,517
Gallant facility
Commercial tranche	137,326	139,701
Export credit tranche	39,417	40,333
Outstanding principal	365,248	373,306
Lampung facility unamortized debt issuance cost	(11,127)	(11,745)
Gallant facility unamortized fair value of debt assumed	1,188	1,282
Total debt	355,309	362,843
Less: Current portion of long-term debt	(32,208)	(32,208)
Long-term debt	$323,101	$330,635

Lampung facility

PT Hoegh LNG Lampung is the Borrower and Höegh LNG is the guarantor for the Lampung facility.

The primary financial covenants under the Lampung facility are as follows:

•	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested beginning from the second quarterly repayment date of the export credit tranche;
•	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
•	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of March 31, 2016, the borrower and the guarantor were in compliance with the financial covenants under the Lampung facility.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limit, among other things, the ability of the borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

Gallant/Grace facility

The Gallant/Grace facility includes two borrowers, the Partnership’s subsidiary owning the Höegh Gallant and a subsidiary of Höegh LNG owning the Höegh Grace. The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”).

F-23

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Höegh LNG, Höegh LNG Colombia Holdings Ltd., a subsidiary of Höegh LNG, Höegh LNG FSRU III Ltd. and the Partnership are guarantors for the facility.

The primary financial covenants under the Gallant/Grace facility are as follows:

•	Höegh LNG must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$200 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$20 million,
▪	5% of total consolidated indebtedness provided on a recourse basis, and
▪	Any amount specified to be a minimum liquidity requirement under any legal obligation.
•	The Partnership must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$150 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$15 million, and
▪	$3 million multiplied by the number of vessels owned or leased by the Partnership
•	Each Borrower must maintain
o	Current assets greater than current liabilities, and
o	Solely with respect to Hoegh LNG Cyprus Limited, a ratio of EBITDA to debt service (principal repayments, guarantee commission and interest expense) of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance.

If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders. As of March 31, 2016, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants under the Gallant/Grace facility.

Under the Gallant/Grace facility, cash accounts are freely available for the use of the Borrowers, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limits, among other things, the ability of the Borrowers to change its business, sell or grant liens on its property including the Höegh Gallant or the Höegh Grace, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that is not subordinated to the Gallant/Grace facility.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of Höegh FSRU III Ltd., the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

F-24

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Investments in joint ventures

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2016	2015
Accumulated losses of joint ventures	$49,215	$42,507

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of GDF Suez Neptune) and SRV Joint Gas Two Ltd. (owner of GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2016	2015
Time charter revenues	$21,478	$20,337
Operating expenses	(4,386)	(4,269)
Depreciation and amortization	(4,913)	(4,507)
Operating income	12,179	11,561
Unrealized gain (loss) on derivative instruments	(17,985)	(7,864)
Other financial expense, net	(7,764)	(8,094)
Net income (loss)	$(13,570)	$(4,397)
Share of joint ventures owned	50%	50%
Share of joint ventures net income (loss) before eliminations	(6,785)	(2,199)
Eliminations	77	77
Equity in earnings (losses) of joint ventures	$(6,708)	$(2,122)

F-25

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
(in thousands of U.S. dollars)	March 31, 2016	December 31, 2015
Cash and cash equivalents	$5,154	$4,197
Restricted cash	8,345	8,444
Other current assets	1,547	1,957
Total current assets	15,046	14,598
Restricted cash	25,104	25,104
Vessels, net of accumulated depreciation	580,545	585,017
Total long-term assets	605,649	610,121
Current portion of long-term debt	22,437	22,093
Amounts and loans due to owners and affiliates	15,544	14,795
Derivative financial instruments	14,917	20,239
Other current liabilities	12,007	11,067
Total current liabilities	64,905	68,194
Long-term debt	471,451	477,102
Loans due to owners and affiliates	9,573	13,722
Derivate financial liabilities	110,372	87,065
Other long-term liabilities	45,037	45,710
Total long-term liabilities	636,433	623,599
Net liabilities	$(80,643)	$(67,074)
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	(40,322)	(33,537)
Eliminations	(8,893)	(8,970)
Accumulated losses of joint ventures	$(49,215)	$(42,507)

10. Related party transactions

Income (expense) from related parties

The Partnership has several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Höegh LNG and its subsidiaries provide general and corporate management services to the Partnership Subsidiaries of Höegh LNG provide ship management for PGN FSRU Lampung and the Höegh Gallant.

F-26

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts included in the consolidated and combined carve-out statements of income for the three months ended March 31, 2016 and 2015 or capitalized in the consolidated and combined carve-out balance sheets as of March 31, 2016 and December 31, 2015 are as follows:

Statement of income:	Three months ended March 31,
(in thousands of U.S. dollars)	2016	2015
Revenues
Time charter revenue Höegh Gallant (1)	$11,055	$—
Operating expenses
Vessel operating expenses (2)	(3,310)	(1,260)
Hours and overhead (3)	(617)	(317)
Financial (income) expense
Interest income from joint ventures and demand note (4)	261	2,427
Interest expense and commitment fees (5)	(1,251)	(298)
Total	$6,138	$552

	As of
Balance sheet	March 31,	December 31,
(in thousands of U.S. dollars)	2016	2015
Equity
Cash contribution from Höegh LNG (6)	$965	$6,596
Total	$965	$6,596

1)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
2)	Vessel operating expenses: Subsidiaries of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
3)	Hours and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
4)	Interest income from joint ventures and demand note: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income. In the consolidated and combined carve-out statements of cash flows, the interest paid from joint ventures is treated as a return on investment and included in net cash flows from operating activities. For the three months ended March 31, 2015 interest income also included interest on the $140 million demand note due from Höegh LNG.
5)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an undrawn $85.0 million revolving credit facility for general partnership purposes which incurs a commitment fee and a $47 million seller’s credit note to finance part of the Höegh Gallant acquisition which incurs interest expense.
6)	Cash contribution from Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership which were recorded as contributions to equity.

F-27

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Receivables and payables from related parties

Amounts due from affiliates

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2016	2015
Amounts due from affiliates	$2,854	$4,239

The amount due from affiliates is a receivable for time charter hire from a subsidiary of Höegh LNG, EgyptCo, for the Höegh Gallant time charter. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

Amounts, loans and promissory note due to owners and affiliates

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2016	2015
Amounts due to owners and affiliates	$11,438	$10,604

Amounts due to owners and affiliates principally relate to the liability for the working capital adjustment established following the Höegh Gallant acquisition and trade payables for services provided by subsidiaries of Höegh LNG as of March 31, 2016 and December 31, 2015, respectively.

Loans and promissory notes due to owners and affiliates consist of the following:

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2016	2015
Loans and promissory notes due to owners and affiliates	$301	$287

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and any outstanding balance is due January 1, 2020. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, a 1.4% quarterly commitment fee is due to Höegh LNG on undrawn available amounts. The balances as of March 31, 2016 and December 31, 2015, relate to accrued commitment fees. No amounts were drawn on the revolving credit facility as of March 31, 2016 and December 31, 2015.

	As of
	March 31,	December 31,
(in thousands of U.S. dollars)	2016	2015
Seller’s credit note	$47,000	$47,000

On October 1, 2015, the Partnership financed part of the acquisition of the Höegh Gallant with a seller’s credit note from a subsidiary of Höegh LNG. The unsecured seller’s credit note is subordinated to the obligations of the Partnership and the Borrower under the Gallant facility, bears interest at 8% and matures on January 1, 2020.

F-28

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG will indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. Liabilities resulting from a change in law are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $0.5 million, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $0.5 million.

Other indemnifications:

Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;
2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;
3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter; The Partnership was indemnified by Höegh LNG for certain invoices not paid by PGN for the year ended December 31, 2014;
4.	with respect to any obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter; and
5.	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter.
6.	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership is indemnified for recovery of the $6.2 million VAT liability related to a Mooring invoice.

The Partnership filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax and costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015) of approximately $7.7 million and $0.8 million in the year ended December 31, 2015 and the first quarter of 2016, respectively. Indemnification payments of $6.6 million and $1.0 million received from Höegh LNG for the year ended December 31, 2015 and for the three months ended March 31, 2016, respectively, and are recorded as a contribution to equity. The Partnership filed claims in the second quarter of 2016 for indemnification of non-budgeted expenses for the three months ended March 31, 2016 of $0.3 million which will be paid in the second quarter of 2016.

F-29

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Under the contribution, purchase and sale agreement entered into with respect to the purchase of Höegh LNG FSRU III Ltd., the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;
2.	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;
3.	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh LNG Cyprus Limited’s permanent establishment in a Public Free Zone in Egypt;
4.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;
5.	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and
6.	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

11. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated and combined carve-out balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest bearing receivables or payables approximates their carrying amounts reported in the consolidated and combined carve-out balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

Derivative financial instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness given the level of collateral provided and the credit worthiness of the counterparty to the derivative.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Loans and promissory notes due to owners and affiliates – The fair values of the loans and promissory notes approximates their carrying amounts of the accrued commitment fees reported in the consolidated and combined carve-out balance sheets since the amounts are to be settled in the following month. Refer to note 10.

Lampung and Gallant facilities – The fair values of the debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins, LIBOR interest rates or applicable interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Seller’s credit note – The fair value of the fixed rate debt is estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

F-30

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of		As of
		March 31, 2016		December 31, 2015
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$26,291	26,291	32,868	$32,868
Restricted cash	1	24,666	24,666	25,828	25,828
Amounts due from affiliate	2	2,854	2,854	4,239	4,239
Derivative financial instruments		(16,469)	(16,469)	(10,767)	(10,767)
Other:	2
Advances (shareholder loans) to joint ventures	2	12,502	12,780	13,991	14,329
Current amounts due to owners and affiliates	2	(11,438)	(11,438)	(10,604)	(10,604)
Loans and promissory notes due to owners and affiliates	2	(301)	(301)	(287)	(287)
Lampung facility	2	(177,378)	(196,821)	(181,527)	(202,017)
Gallant facility	2	(177,931)	(178,004)	(181,316)	(181,364)
Seller's credit note		$(47,000)	(47,000)	(47,000)	$(47,000)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of
Class of Financing Receivables	Credit Quality		March 31,	December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2016	2015
Trade receivable	Payment activity	Performing	$8,205	$8,200
Amounts due from affiliate	Payment activity	Performing	2,854	4,239
Advances/ loans to joint ventures	Payment activity	Performing	$12,502	$13,991

The Partnership is indemnified for approximately $6.2 million of the trade receivable balance as of March 31, 2016 and December 31, 2015. The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated and combined carve-out balance sheet. Refer to note 7.

F-31

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the three months ended March 31, 2016, and 2015, no derivative financial instruments have been used to manage foreign exchange risk. For the three months ended March 31, 2016, the revenues from the Höegh Gallant were denominated 90% in U.S. dollars and 10% in Egyptian pounds. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking during the first quarter of 2016. There is only one official published rate for the Egyptian pound which is applied in the Partnership’s consolidated and combined carve-out financial statements for revenues, expenses, assets and liabilities as required by US GAAP guidance. Egyptian authorities set the official published rates which are subject to devaluation. The Partnership classifies cash in Egyptian pounds in excess of working capital needs in Egyptian pounds as long-term restricted cash. As of March 31, 2016, long-term restricted cash in Egyptian pounds was $0.9 million. Monetary assets denominated in Egyptian pounds are subject to devaluation risk. On March 14, 2016, the Egyptian authorities devalued the Egyptian pounds to the U.S. dollar by approximately 14%. The resulting foreign exchange loss for the three months ended March 31, 2016 was approximately $0.2 million.

Interest rate risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of March 31, 2016 and December 31, 2015, there are interest rate swap agreements on the Lampung and Gallant facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. As of March 31, 2016, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$188,505	(12,653)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$141,375	(3,816)	Sept 2019	1.9%

1) Excludes the margins paid on the floating-rate debt.

2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

F-32

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated and combined carve-out balance sheets.

(in thousands of U.S. dollars)	Current liabilities: derivative financial instruments	Long-term liabilities: derivative financial instruments
As of March 31,2016
Interest rate swaps	$(4,899)	$(11,570)
As of December 31, 2015
Interest rate swaps	$(4,912)	$(5,855)

The following effects of cash flow hedges relating to interest rate swaps are included in gain on derivative financial instruments in the consolidated and combined carve-out statements of income for the three months ended March 31, 2016 and 2015.

	Three months ended
	March 31, 2016
	Realized	Unrealized
	gains	gains
(in thousands of U.S. dollars)	(losses)	(losses)	Total
Interest rate swaps:
Ineffective portion of cash flow hedge	$—	36	$36
Amortization of amount excluded from hedge effectiveness	—	513	513
Reclassification from accumulated other comprehensive income	—	(214)	(214)
Gain on derivative financial instruments	$—	335	$335

	Three months ended
	March 31, 2015
	Realized	Unrealized
	gains	gains
(in thousands of U.S. dollars)	(losses)	(losses)	Total
Interest rate swaps:
Ineffective portion of cash flow hedge	$—	—	$—
Amortization of amount excluded from hedge effectiveness	—	335	335
Reclassification from accumulated other comprehensive income	—	(214)	(214)
Gain on derivative financial instruments	$—	121	$121

F-33

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income and changes in accumulated other comprehensive income (“OCI”) in the consolidated and combined carve-out statements of changes in partners’ capital/ owner’s equity is as follows for the periods ended and as of March 31, 2016 and 2015 included in the consolidated and combined carve-out statements of other comprehensive income.

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2015	$(8,830)	1,589	(7,241)	$(7,241)
Effective portion of unrealized loss on cash flow hedge	(6,252)	—	(6,252)	(6,252)
Reclassification of amortization of cash flow hedge to earnings	214	(64)	150	150
Other comprehensive income for period	(6,038)	(64)	(6,102)
Balance as of March 31, 2016	$(14,868)	1,525	(13,343)	$(13,343)

(in thousands of U.S. dollars)
Balance as of December 31, 2014	$(10,159)	1,984	(8,175)	$(8,175)
Effective portion of unrealized loss on cash flow hedge	(2,481)	—	(2,481)	(2,481)
Reclassification of amortization of cash flow hedge to earnings	214	(84)	130	130
Other comprehensive income for period	(2,267)	(84)	(2,351)
Balance as of March 31, 2015	$(12,426)	1,900	(10,526)	$(10,526)

Refer to note 6 for additional information on the tax effects included in other comprehensive income.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances.

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are two charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. No allowance for doubtful accounts was recorded for the three month periods ended March 31, 2016 and 2015 and the year ended December 31, 2015. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should either time charter terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

F-34

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

13. Commitments and contingencies

Contractual commitments

As of March 31, 2016, there were no material contractual purchase commitments.

Claims and Contingencies

PGN claims and indemnification

As of December 31, 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses related to the Mooring. The Partnership filed indemnification claims for the warranty allowance of $2.0 million to be paid to the Partnership by Höegh LNG when costs are incurred for the warranty. As of March 31, 2016, approximately $1.1 million of the warranty allowance had been used and the remaining warranty allowance was $0.9 million. The Partnership has received indemnification payments for the warranty costs incurred during 2015 and the first quarter of 2016.

The Partnership was indemnified by Höegh LNG for non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance and for certain costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015. For the year ended December 31, 2015, the Partnership filed claims for indemnification of non-budgeted expenses (including the warranty provision, value added tax, withholding tax and costs related to the restatement of the Partnership’s financial statements) of $7.7 million. In the first quarter of 2016, the Partnership filed indemnification claims for non-budgeted expenses and costs of $0.8 million principally related to costs related to the restatement of the Partnership’s financial statements incurred in 2015.

Indemnification payments of $6.6 million and $1.0 million received from Höegh LNG for the year ended December 31, 2015 and for the three months ended March 31, 2016, respectively, and are recorded as a contribution to equity.

The Partnership filed claims in the second quarter of 2016 for indemnification of non-budgeted expenses for the three months ended March 31, 2016 of $0.3 million which will be paid in the second quarter of 2016.

F-35

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

14. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below

	Three months ended
	March 31,
(in thousands of U.S. dollars, except per unit numbers)	2016	2015
		(Restated)
Net income attributable to the unitholders of Höegh LNG Partners LP	$(1,040)	2,578
Less: Dividends paid or to be paid (1)	(10,967)	(8,880)
Over (under) distributed earnings	(12,007)	(6,302)
Over (under) distributed earnings attributable to:
Common units public	5,038	2,644
Common units Höegh LNG	966	507
Subordinated units Höegh LNG	6,003	3,151
	12,007	6,302
Basic and diluted weighted average units outstanding (in thousands)
Common units public	11,040	11,040
Common units Höegh LNG	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156
Basic and diluted earnings per unit:
Common units public	$(0.04)	$0.10
Common units Höegh LNG (2)	$(0.04)	$0.10
Subordinated units Höegh LNG (2)	$(0.04)	$0.10

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based the number of units outstanding at the period end.

(2)	Includes total incentive distributions rights of $113,181, of which $15,682 was attributed to common units owned by Höegh LNG and $97,499 was attributed to subordinated units owned by Höegh LNG.

As of March 31, 2016, the total number of units outstanding was 26,312,120. Common units outstanding were 13,156,060 of which 11,040,000 common units were held by the public and 2,116,060 common units were held by Höegh LNG. Höegh LNG owned 13,156,060 subordinated units. The General Partner has a non-economic interest and has no units.

Earnings per unit is calculated by dividing net income by the weighted average number of units outstanding during the applicable period.

The common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income were distributed according to terms of the Partnerships’ First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; and iii) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit is not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative financial instruments and unrealized gains or losses on foreign exchange transactions.

F-36

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

During the subordination period, the common units will have the right under the Partnership Agreement to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units.

Distributions of available cash from operating surplus are to be made in the following manner for any quarter during the subordination period:

•	first, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter;

•	second, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	third, 100.0% to the subordinated unitholders, pro rata, until the Partnership distributes for each subordinated unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter.

In addition, Höegh LNG currently holds all of the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter during the subordination period:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the IDRs in the following manner:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

F-37

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

15. Subsequent events

On May 13, 2016, the Partnership paid a quarterly cash distribution with respect to the quarter ended March 31, 2016 of $0.4125 per unit. The total amount of the distribution was $11.0 million.

F-38

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: May 31, 2016	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer and
Chief Financial Officer

F-39